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                             July 21, 2022

       David Pross
       Chief Executive Officer
       Mobile Global Esports, Inc.
       616 South El Camino Real, Suite H
       San Clemente, CA 92672-4294

                                                        Re: Mobile Global
Esports, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed July 19, 2022
                                                            File No. 333-261877

       Dear Mr. Pross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Exhibit 23.1: Consent of Independent Registered Public Accounting Firm, page 1

   1. Please have your auditors file an updated consent that refers to the Report of Independent
                                                        Registered Public
Accounting Firm dated May 21, 2022.
       General

   2. We note the free-writing prospectuses you filed on July 12 and 20, 2022 and specifically the inclusion of user
and revenue projections. Please tell us how this information is consistent with the
requirements of Rule 433(c). In this regard, your prospectus does not contain any projections
nor any current user information, and the basis for your revenue projections is unclear
absent compliance with Item 10(b) of Regulation S-K.
 David Pross
Mobile Global Esports, Inc.
July 21, 2022
Page 2

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264
with any other questions.



                                                        Sincerely,
FirstName LastNameDavid Pross
                                                        Division of Corporation
Finance
Comapany NameMobile Global Esports, Inc.
                                                        Office of Trade &
Services
July 21, 2022 Page 2
cc:       Donald Davis, Esq.
FirstName LastName